GENCO RESOURCES LTD.

National Instrument 51-102 – Section 11.3

To:	Canadian Securities Administrators

Re:	Report of Voting Results for Special Meeting of Shareholders
of Genco Resources Ltd. (the “Company”) held on November 9, 2010 (the “Meeting”)

The following matters, which are described in greater detail in the Notice of Special Meeting of Shareholders and accompanying Management Information Circular of the Company dated October 8, 2010 (the “Circular”), was put to a vote at the Meeting:

Outcome of Vote

1.
The ordinary resolution, in the form set out in Schedule A to the Circular, approving the issuance of common shares of the Company (“Common Shares”) pursuant to a court approved plan of arrangement pursuant to the Business Corporations Act (British Columbia) (the “Arrangement”) and the related arrangement agreement dated September 20, 2010 entered into between the Company and Silvermex Resources Ltd.
	Total Votes For: Total Votes Against: Percentage of Votes For Percentage of Votes Against:	39,130,321 188,920 99.52% 0.48%

2.
The ordinary resolution, in the form set out in Schedule B to the Circular, approving the subdivision of the issued and outstanding Common Shares on the basis of 1.1 new Common Shares for one old Common Share to take effect prior to the completion of the Arrangement.
	Total Votes For: Total Votes Against: Percentage of Votes For Percentage of Votes Against:	46,018,515 441,167 99.05% 0.95%

GENCO RESOURCES LTD.

“Wayne R. Moorhouse”
Wayne R. Moorhouse
Corporate Secretary

Dated: November 10, 2010